Exhibit 99.1

MMTEC, INC.

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong

Notice of Annual Meeting of Shareholders

To be held on January 24, 2025

To the Shareholders of MMtec, Inc.:

Notice is hereby given that the Annual Meeting of the Shareholders of MMtec, Inc. (the “Company”) will be held on January 24, 2025 at 9:00 a.m. local China time (or January 23, 2025 at 8:00 p.m. Eastern Standard Time), at the Company’s principal executive offices in Hong Kong, China. The meeting is called for the following purposes:

1. To elect Class B directors, each to serve until the next Annual Meeting of Shareholders at which Class B directors are elected and until each successor is duly appointed.

2. To elect a Class C director to serve until the next Annual Meeting of Shareholders at which the Class C director is elected and until his successor is duly appointed.

3. To ratify the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the year ending December 31, 2025.

4. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on January 7, 2025, has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about January 13, 2025.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date, and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.

This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: https://ir.haisc.com/corporate/meeting.

By Order of the Board of Directors,
/s/ Xiangdong Wen
Xiangdong Wen, Chairman of the Board
Dated: January 10, 2025

MMTEC, INC.

i

MMTEC, INC.

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong

Proxy Statement

Annual Meeting of Shareholders

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of MMtec, Inc. (the “Company,” “MMTEC”, “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held on January 24, 2025 at the Company’s principal executive offices at Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong, at 9:00 a.m. local China time (or 8:00 p.m. Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of our common shares (the “Shares”) at the close of business on January 7, 2025 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 25,186,889 common shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting.

No less than one-third (1/3) of the outstanding Shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting. Each of the proposals relating to the election of directors, and the approval of the appointment of independent certified public accountants are to be approved by the affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 11:59 p.m., Eastern Standard Time on January 22, 2025 to be counted. Following instructions on your proxy card, you may also vote by online (www.vstocktransfer.com/proxy), via facsimile (646-536-3179), and email (vote@vstocktransfer.com).

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

ELECTION OF CLASS B DIRECTORS
(PROPOSAL NO. 1)

The Board has nominated Qingshun Meng and Xiaofei Ren for re-election as Class B directors to serve until the next Annual meeting of Shareholders at which Class B directors are elected (which is expected to be the 2027 Annual Meeting of stockholders), and until his or her successor are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as a director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions. The following set forth the names, ages, principal occupations and brief employment history of each of the nominees, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Qingshun Meng, age 64, has served as an Independent Director of MMTEC since April 2018. Mr. Meng has served as management professor at the Communication University of China since 2004. Mr. Meng holds a Bachelor of Science degree in Corporate Management from Shandong Institute of Mining and Technology, and a Bachelor of Science degree in Mining Engineering from Liaoning Technical University. Mr. Meng was member of the comprehensive brand management expert committee of China Association for Quality.

Xiaofei Ren, age 52, has served as an Independent Director of MMTEC since March 2024. Ms. Ren holds a Masters in Economics from Central University of Finance and Economics, a Bachelor of Laws from Zhenzhou University, and a degree in Accounting from Henan University of Economics and Law.

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

ELECTION OF CLASS C DIRECTOR
(PROPOSAL NO. 2)

The Board has nominated Xiangdong Wen for re-election as Class C directors to serve until the next Annual Meeting of Shareholders at which Class C directors are elected (which is expected to be the 2028 Annual Meeting of stockholders), and until his or her successor are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as director, of the person named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that the nominees will not be a candidate or will be unable to serve as a director. However, in the event that the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions. The following sets forth the nominee’s name, age, principal occupations and brief employment history of the nominee, including the names of other publicly-held companies of which he serves or has served as a director during the past five years.

Xiangdong Wen, age 39, has served as the Chairman of the Board of MMTEC, Inc. since January 2018 and has served as the Chief Executive Officer of MMTEC, Inc. since June 2020. Mr. Wen founded Gujia in 2015 and was Gujia’s Chief Executive Officer between June 2015 and January 2016. Mr. Wen has also served as Gujia’s executive director since June 2015. Between May 2012 and May 2015, Mr. Wen served as Chief Executive Officer of Jiazi Investment Co., Ltd, an investment management company. Between February 2015 and June 2015, Mr. Wen served as Chief Operating Officer of Beijing Dongfangjuhe Technology Co., Ltd, providing technology solutions to the broker/dealer industry. Mr. Wen holds a Bachelor’s degree in business management from Communication University of China.

Vote Required and Board Recommendation

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting is required for approval of this Proposal. The Board recommends a vote “FOR” the election of the above nominee.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2024, the Board met three times and acted by unanimous written consents on three occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board has determined that Qingshun Meng, Xiaofei Ren and Dan Fu are “independent” within the meaning of the NASDAQ rules.

The Board standing committee memberships are as follows:

•	Audit Committee:	Xiaofei Ren (Chair and the Audit Committee financial expert), Qingshun Meng, and Dan Fu.
•	Compensation Committee:	Dan Fu (Chair), Xiaofei Ren, and Qingshun Meng.
•	Nominating Committee:	Qingshun Meng (Chair), Dan Fu and Xiaofei Ren.

Written charters for each of our standing committees are available on our corporate website at http://ir.haisc.com/corporate/governance.

Audit Committee.    Our Audit Committee, which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), held one meeting and acted by written consent on one occasion in 2024. The audit committee oversees the Company’s financial reporting process on behalf of the Board. The committee’s responsibilities include the following functions:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm,

•        discussing with our independent registered public accounting firm the independence of its members from its management,

•        reviewing with our independent registered public accounting firm the scope and results of their audit,

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm,

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC,

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements,

•        coordinating the oversight by our Board of Directors of our code of business conduct and our disclosure controls and procedures,

•        establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters, and

•        reviewing and approving related-party transactions

Compensation Committee.    Our Compensation Committee held no meetings in 2024. Our Compensation Committee is responsible for, among other matters:

•        reviewing and approving, or recommending to the Board of Directors to approve the compensation of our CEO and other executive officers and directors,

•        reviewing key employee compensation goals, policies, plans and programs,

•        administering incentive and equity-based compensation,

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

•        appointing and overseeing any compensation consultants or advisors.

Nominating Committee.    Our Nominating Committee is responsible for identifying potential candidates to serve on our board and its committees. The Nominating Committee held one meeting in 2024. The Committee’s responsibilities include the following functions:

•        selecting or recommending for selection candidates for directorships,

•        evaluating the independence of directors and director nominees,

•        reviewing and making recommendations regarding the structure and composition of our Board of Directors and the Board of Directors committees,

•        developing and recommending to the Board of Directors corporate governance principles and practices;

•        reviewing and monitoring our company’s Code of Business Conduct and Ethics, and

•        overseeing the evaluation of our company’s management

The Committee submits candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Committee takes into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The Committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Board Leadership Structure and Role in Risk Oversight.    Xiangdong Wen serves as our Chief Executive Officer and the Chairman of the Board. The Board of Directors believes that Mr. Wen is best situated to serve as Chairman of the Board because he will be the director most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board has not designated a lead director. Given the small number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors. The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Board Member Attendance at Annual Meetings.    Our Board nominees are generally expected to attend our Annual Meetings unless personal circumstances make the Board member or director nominee attendance impracticable or inappropriate.

Shareholder Communications with Directors.    We have no formal written policy regarding communication with the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions.    A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Qualification.    A director is not required to hold shares as a qualification to office.

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. We have entered into independent director agreements with our directors which agreements set forth the terms and provisions of their engagement. None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Xiangdong Wen	39	Chief Executive Officer and Chairman of the Board
Min Kong	35	Chief Financial Officer

Xiangdong Wen has served as the Chairman of the Board of MMTEC since January 2018 and has served as the Chief Executive Officer of MMTEC since June 2020. Mr. Wen founded Gujia in 2015 and was Gujia’s Chief Executive Officer between June 2015 and January 2016. Mr. Wen has also served as Gujia’s executive director since June 2015. Between May 2012 and May 2015, Mr. Wen served as Chief Executive Officer of Jiazi Investment Co., Ltd, an investment management company. Between February 2015 and June 2015, Mr. Wen served as Chief Operating Officer of Beijing Dongfangjuhe Technology Co., Ltd, providing technology solutions to the broker/dealer industry. Mr. Wen holds a Bachelor’s degree in business management from Communication University of China. Mr. Wen was nominated as a director because of his experience serving in executive positions at companies operating in the financial industry and his extensive knowledge, experience and relationships in China’s financial industry.

Min Kong has served as the Chief Financial Officer of MMTEC since January 2018 and a Director of MMTEC since April 2023. Between June 2015 and January 2018, Mr. Kong served as the Institutional Business Director of Gujia (Beijing) Technology Co., Ltd. Between February 2014 and February 2015, Mr. Kong served as Data Analyst Manager of American Dental Solutions, LLC. Between April 2012 and January 2013, Mr. Kong served as Marketing Manager of Yiwu Yi Jue Trading Company. Mr. Kong received his MBA degree from Missouri State University.

EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us for the year ended December 31, 2023:

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiangdong Wen, CEO	2023	$320,329	$—	$7,929	$328,258

Min Kong, CFO	2023	$108,310	$—	$8,934	$117,244

Employment Agreements

Xiangdong Wen

On June 18, 2020, we entered into an employment agreement with Xiangdong Wen pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB210,000 (or approximately USD$32,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Min Kong

On January 11, 2018, we entered into an employment agreement with Min Kong pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of RMB180,000 (or approximately USD$27,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Termination of Employment Agreements under Chinese Law

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

SECURITIES OWNERSHIP

The following table sets forth, as of January 7, 2025, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days of January 7, 2025, pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 25,186,889 shares issued and outstanding as of January 7, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen*(1)	40,951	0.16%
Min Kong*	4,375	0.017%
Qingshun Meng*	—	**
Xiaofei Ren*	—	**
Dan Fu*	—	**
All officers and directors as a group (6 persons)	45,326	0.18%

5% or greater beneficial owners
–	—	* *%
5% or greater beneficial owners as a group	—	* *%

____________

*        Officer and/or director of our company

**      Less than 1%

(1)      Represent (i) 38,700 shares owned by Mr. Wen and (ii) 6,751 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%. MMBD Information Technology Limited, a Hong Kong corporation with the mailing address of Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China.

As of January 7, 2025, there were 44 registered holders of record of our common shares, based upon information received from our stock transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due to Related Parties

As of December 31, 2024 and 2023, balances due to related parties were $0.

Shareholders’ Contribution

During the years ended December 31, 2024 and 2023, there were no shareholder contributions to the Company for working capital needs.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Assentsure PAC, an independent registered public accounting firm, as the Company’s independent auditors for the 2023 fiscal year. During 2023, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE
Qingshun Meng
Xiaofei Ren
Dan Fu

RATIFICATION OF INDEPENDENT AUDITORS
(PROPOSAL NO. 3)

The Audit Committee has appointed Assentsure PAC as independent auditor to audit the financial statements of the Company for the year ending December 31, 2025 relating to financial statements prepared in accordance with GAAP, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of Assentsure PAC is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Assentsure PAC:

•        Audit Fees — During 2024 and 2023, Assentsure PAC’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $240,000 and $220,000, respectively.

•        Audit-Related Fees — During 2024 and 2023, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

•        Tax Fees — The company has not paid Assentsure PAC for tax services in 2024 and 2023.

•        All Other Fees — The company has not paid Assentsure PAC for any other services in 2024 and 2023.

Pre-Approval of Services

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting is required for approval of this Proposal. The Board recommends a vote “FOR” this Proposal.

OTHER MATTERS

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

January 10, 2025	By Order of the Board of Directors
/s/ Xiangdong Wen
Xiangdong Wen, Chairman

ANNUAL MEETING OF SHAREHOLDERS OF MMTEC, INC.

January 24, 2025

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

https://ir.haisc.com/corporate/meeting

Please sign, date and mail your proxy card in the envelope provided promptly.

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on January 22, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY FAX Mark, sign and date your proxy card and return it to 646-536-3179. VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on January 24, 2025 at the Company’s principal executive offices at Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong, at 9:00 a.m. local China time (or January 23, 2025 at 8:00 p.m. Eastern Standard Time). SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual Meeting of Shareholders Proxy Card - MMTec, Inc. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” PROPOSAL 3. Proposal No. 1 - Election of Class B Directors FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW INSTRUCTION TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW: 01 Qingshun Meng 2 Xiaofei Ren Proposal No. 2 - Election of Class C Director INSTRUCTION TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW: 01 Xiangdong Wen Proposal No. 3 - To ratify the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the year ending December 31, 2025. FOR AGAINST ABSTAIN Note: To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT9999 90.00

MMTEC, INC. Annual Meeting of Shareholders January 24, 2025 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement and Proxy Card are available at: https://ir.haisc.com/corporate/meeting DETACH PROXY CARD HERE TO VOTE BY MAIL MMTEC, INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING TO BE HELD ON JANUARY 24, 2025 PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side) TEST ISSUE REF 1999